                        AGREEMENT AND TRANSFER OF SHARES
                        --------------------------------


                                    EXHIBIT A


     THIS AGREEMENT AND TRANSFER OF SHARES effective as of September 28, 2001, is between Kenneth L. Maul, an individual ("Mr. Maul"), and Las Vegas Gaming, Inc., a Nevada corporation ("LVGI").

                                    RECITALS:

     Mr. Maul and LVGI entered into an option loan agreement dated June 15, 2001 ("Loan Agreement") in which LVGI loaned Mr. Maul sufficient funds to enable Mr. Maul to exercise certain non-qualified stock options he held in LVGI so that LVGI could increase its issued and outstanding common stock and thereby reduce the percentage of shares held by certain other shareholders who would otherwise be required to apply and qualify for licensure in states where LVGI sought a gaming license. In exchange for this option loan, Mr. Maul pledged 280,000 common shares in his name (the "Pledged Shares") and executed a promissory note ("Note") in favor of LVGI concurrent with the execution of the Loan Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements specified herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby act and agree as follows:

     1. Surrender of 39,560 Pledged Shares. Mr. Maul hereby forever and irrevocably grants, assigns, transfers, conveys, delivers and sets over unto LVGI and its successors and assigns, all right, title and interest of Mr. Maul in and to 39,560 shares of the 280,000 Pledged Shares.

     2. Return of Note and 240,440 Pledged Shares. LVGI hereby grants, assigns, transfers, conveys, delivers and sets over unto Mr. Maul and his successors and assigns the Note evidencing Mr. Maul's indebtedness to LVGI under the Loan Agreement and 240,440 shares of Mr. Maul's Pledged Shares.

     3. Counterparts. This Agreement and Transfer of Shares may be executed in any number of counterparts, and each counterpart hereof shall be deemed to be an original instrument, but all such counterparts shall constitute but one assignment.

                                       1

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     4.     Governing  Law.  The  validity  of  this  Agreement  and Transfer of
Shares shall be governed by and construed in accordance with the laws of the State of Nevada, excluding any conflicts-of-law rule or principle which might refer to another jurisdiction.

          EXECUTED  as  of  the  date  first  set  forth  above.

Las  Vegas  Gaming,  Inc.,
a  Nevada  corporation


By:     /s/  Russell  R.  Roth
        ----------------------
     Russell  Roth
Its:     President


Kenneth  L.  Maul,
an  individual

By:     /s/  Kenneth  L.  Maul
        ----------------------
     Kenneth  L.  Maul

25th  September,  2001.


                             NOTICE OF CANCELLATION
                             ----------------------

                                       OF
                                       --

                      LAS VEGAS GAMING, INC. STOCK OPTIONS
                      ------------------------------------


     Pursuant to an agreement between myself and Las Vegas Gaming, Inc. (the "Company"), I hereby cancel and terminate any and all of my right, title, and interest in and to any stock options (the "Options") of the Company in exchange for thirty-six thousand dollars ($36,000). Upon surrender to the Company of the option certificate representing the Options, I understand the Company will immediately issue to me a check for $36,000.


/s/  Kenneth  L.  Maul
----------------------
By:   Kenneth  L.  Maul